Exhibit 2.4

EXECUTION COPY

DATED 18 AUGUST 2004

AGREEMENT

IN CONNECTION WITH THE DELIVERY OF ORDINARY SHARES IN THE SHARE

CAPITAL OF QIAGEN N.V.

PURSUANT TO CONVERTIBLE NOTES DUE 2024 ISSUED BY

QIAGEN FINANCE (LUXEMBOURG) S.A.

The undersigned:

1.	QIAGEN N.V., a limited liability company organised under the laws of the Netherlands, established in Venlo, hereinafter referred to as: the “Company”;

and

2.	QIAGEN FINANCE (LUXEMBOURG) S.A., a corporation organised under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg-City, hereinafter referred to as: the “Issuer”,

whereas:

(i)	the Issuer on or about the date hereof will issue notes (the “Securities”), due 2024, guaranteed by the Company, convertible into ordinary shares with a par value of EUR 0.01 each (“Shares”) of the Company, the terms and conditions of which are set forth in an indenture dated 18 August 2004 between the Issuer, the Company and the Trustee (as defined therein), governed by the laws of New York (the “Indenture”);

(ii)	pursuant to the Indenture, the Holders (as defined in the Indenture) have been granted the right to convert the Securities into Shares; also pursuant to the Indenture, as promptly as practicable on or after a conversion date, and in any event within 14 days of such date, the Issuer will deliver to the Holder the number of Shares issuable upon conversion and certain other events occurring;

(iii)	so as to provide that the Issuer can comply with its obligations under the Indenture to deliver Shares to the Holders, the Company and the Issuer hereby wish to enter into an agreement whereby the Company grants a right to the Issuer, acting in its own name but for the account of the Holders, to acquire Shares to be issued by the Company;

(iv)	the Supervisory Board of the Company and the Pricing Committee of the Supervisory Board have on or about 3 and 4 August 2004 resolved to grant to the Issuer the right to subscribe for Shares and the Managing Board has on or about 3 August 2004 resolved to enter into this agreement;

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(v)	the Issuer has on-lent and/or will on-lend the proceeds of the issuance of the Securities to one or more of the subsidiaries of the Company;

(vi)	in case of Shares having to be delivered, the Issuer, acting in its own name but for the account of the Holders, will (a) require the debtor(s) under the on-loan agreement(s) to repay all or part of amounts owed; (b) exercise its right referred to in recital (iii) to the extent necessary for the delivery of the Shares; and (c) pay up these Shares in cash by applying the amounts so received;

(vii)	In consideration for the grant of the right to acquire Shares, the Issuer will pay the Company a premium equal to the difference between (a) the interest received under the on-loan agreement(s) and (b) the interest owed by it pursuant to the terms of the Securities, less (x) any expenses incurred in connection with the issuance and maintenance of the Securities and the on-loan agreement(s) and (y) a minimum margin required by Luxembourg Tax laws, provided that the sum shall not be a negative amount (the “Premium Formula”).

Hereby agree as follows:

Subscription Right.

Article 1.

Subject to the terms of this agreement and with due observance of the resolutions referred to in recital (iv), the Company hereby grants to the Issuer, who (acting in its own name but for the account of the Holders) accepts, the right (the “Subscription Right”) to subscribe for and acquire, from time to time, such number of Shares as the Issuer shall be required to deliver under the Indenture, against payment by the Issuer (in its own name but for the account of the Holders) of an amount in cash (in US Dollars) per Share (the “Purchase Price”) equal to the Conversion Price (as defined in the Indenture) payable for those Shares resulting from the provisions of the Indenture, and in the case of fractional Shares, to retain for distribution the remaining cash portion; provided that the Issuer may not subscribe to Shares if and to the extent that the Company has, pursuant to its guarantee, issued Shares directly to Holders, in which case the Issuer shall be under an obligation to pay (the relevant part of) the Purchase Price to the Company promptly after the Company has issued Shares directly to Holders.

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Exercise of Subscription Right.

Article 2.

2.1.	The Issuer shall exercise its Subscription Right by a written notice to that effect to the Company, which notice shall in any event specify the number of Shares, the applicable Conversion Price per Share and, where applicable, the securities account(s) to which the Share(s) are to be credited.

2.2.	The Company will upon receipt of the notice issue the Shares to the Issuer, who will accept them in its own name but for the account of the Holders, and the Issuer will simultaneously pay the aggregate Purchase Price for the Shares to be issued into the US Dollar bank account which the Company will have designated immediately after its receipt of the notice referenced in 2.1.

2.4	The Company will, in accordance with section 93a (6) of Book 2 of the Dutch Civil Code, within 2 weeks after the payment of the Purchase Price file a bank statement as to the amount in euros against which the Purchase Price could be freely exchanged, with the trade register.

Premium

Article 3.

As consideration for the grant of the right to acquire Shares for the account of the Holders, the Issuer shall, in its own name but for the account of the Holders, on or about each Interest Payment Date (as defined in the Indenture) pay to the Company an arm’s length premium the precise amount of which is to be agreed upon, in good faith and from time to time, between the parties along the lines of the Premium Formula.

Duration.

Article 4.

This agreement shall terminate automatically as soon as no amount remains outstanding under the Securities, but not before such time.

Prohibition to dispose.

Article 5.

The Issuer shall not assign this agreement or its rights hereunder or otherwise encumber such rights. The Issuer may not pledge or otherwise encumber any Shares it receives. It may not transfer the Shares other than in accordance with its obligations under the Indenture.

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Miscellaneous.

Article 6.

This agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company and the Issuer each agrees that any judicial proceedings instituted in relation to any matter arising under this Agreement or the Securities may be brought in any United States federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York to the extent that such court has subject matter jurisdiction over the controversy, and the Company and the Issuer each hereby irrevocably accepts, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts, acknowledges their competence and irrevocably agrees to be bound by any judgment rendered in such proceeding

QIAGEN N.V.

By:	/s/ Peer M. Schatz
Title:	Director

QIAGEN FINANCE (LUXEMBOURG) S.A.

By:	/s/ Axel Backheuer
Title:	Director

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